FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 June 30, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date:  June 30, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary
30 June 2006


London Stock Exchange


Dear Sirs,



Smith & Nephew plc has been informed today that Abacus Corporate Trustee Limited, as trustee of The Smith & Nephew 2004 Employees' Share Trust has purchased a total of 57,603 ordinary shares in the Company today at a price of 416 pence per share, representing less than 0.1% of the issued ordinary share capital.



The Trust, which now holds a total of 57,603 shares representing less than 0.1% of the issued ordinary share capital of the Company, is a discretionary trust of which all employees of the Company and its subsidiaries are potential beneficiaries. Each of the executive directors of the Company is, therefore, interested in the shares held in the Trust from time to time in the same way as other employees of the Group.



Yours faithfully,






P. Higgins
Assistant Company Secretary